12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
FIRM / AFFILIATE OFFICES
	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco
The entity requesting confidential treatment is: Airgain, Inc. 3611 Valley Centre Drive, Suite 150 San Diego, CA 92130	Hong Kong Houston London Los Angeles Madrid Milan	Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn: Chuck Myers, President and Chief Executive Officer

July 20, 2016

VIA EDGAR and HAND DELIVERY

Mr. Larry Spirgel Assistant Director
Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
Washington, D.C. 20549

Re:	Airgain, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-212542)

Dear Mr. Spirgel:

Rule 83 Confidential Treatment Requested by Airgain, Inc.

This letter is furnished supplementally on behalf of Airgain, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Airgain, Inc. with respect to this letter.

Securities and Exchange Commission

currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriter has not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

The Company respectfully advises the Staff that the factors considered in estimating the fair value of the Company’s common stock are set forth on pages 51 to 53 of the Registration Statement. The Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and the methodology used by the Company’s board of directors to determine the fair value of its common stock.

The Company respectfully advises the Staff that the Company’s board of directors, with input from management, determined the fair value of its common stock to be $0.19 per share as of March 31, 2016, after considering a valuation report from an independent third-party firm as of such date, which allocated the fair value utilizing a probability-weighted expected returns method (“PWERM”), as well as other objective and subjective factors described in the Registration Statement. The Company’s most recent grants of stock options were for an aggregate of 3,393,150 shares made on May 24, 2016 with an exercise price of $0.19 per share, which the Company’s board of directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for an embedded antenna wireless networking company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range is the result of the following additional primary factors.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Airgain, Inc. with respect to this letter.

Securities and Exchange Commission

The Company believes that the first factor that accounts for the increase in the fair value of its common stock from the May 24, 2016 valuation to the midpoint of the Preliminary Price Range, if obtained, is that the PWERM valuation method used by the Company reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock as of May 24, 2016 due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the initial public offering scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the initial public offering, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the initial public offering. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drove a lower common stock value in the stay private scenario.

The second factor relates to the Company’s recent positive trends with respect to its second quarter results and future projections. The Company’s second quarter revenues materially increased beyond the original projections underlying the Estimated Fair Value as of the May 24, 2016 valuation, and the Company has continued to see an overall positive increasing trend in its business. In addition, since the date of the Estimated Fair Value, the Company was awarded new designs for several large customers, including [* * *]. As a result of these factors, the Preliminary Price Range was set using more up-to-date revenue numbers and projections. In addition, the lead underwriter selected a broader range of comparable public companies than used in the prior valuation based on its qualitative assessment of the market for the company (including feedback received at the testing the waters meetings referred to below).

The third factor relates to the positive reception and feedback that the Company received from the testing the waters meetings it conducted during the first week of July with investors who are active in the investment of public companies in the Company’s industry, which further validated the Company’s market perception, the progress the Company had made toward preparing for and ultimately consummating an initial public offering and served as a key input into valuation discussions in developing the Preliminary Price Range.

The fourth factor is that the overall initial public offering market conditions have continued to rebound since the May 24, 2016 measurement date used for the Estimated Fair Value and the trading multiples of comparable public companies have likewise increased. The Russell 2000 Index increased by 6.4% from 1,135.31 on May 24, 2016 to 1,207.91 on July 18, 2016 (with a 8.4% increase since March 31, 2016). Similarly, the Nasdaq Composite Index increased by 4.0% from 4,861.05 on May 24, 2016 to 5,055.78 on July 18, 2016 (with a 3.8% increase since March 31, 2016).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Airgain, Inc. with respect to this letter.

Securities and Exchange Commission

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Paul Fischer, Securities and Exchange Commission

Kathleen Krebs, Securities and Exchange Commission

Jamie Kessel, Securities and Exchange Commission

Charles Myers, Airgain, Inc.

Leo Johnson, Airgain, Inc.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Airgain, Inc. with respect to this letter.